UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 21, 2024

RAFAEL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-38411	82-2296593
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

520 Broad Street Newark, New Jersey	07102
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 212 658-1450

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b)-2 of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class B common stock, par value $0.1 per share	RFL	New York Stock Exchange

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On August 21, 2024, Rafael Holdings, Inc. (“Rafael” or the “Parent”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among: Rafael; Tandem Therapeutics, Inc., a Nevada corporation and a wholly-owned subsidiary of Rafael (“First Merger Sub”); Tandem Therapeutics, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Rafael (“Second Merger Sub” and together with First Merger Sub, the “Merger Subs”); and Cyclo Therapeutics, Inc., a Nevada corporation (“Cyclo”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement, which is annexed to this Current Report on Form 8-K as Exhibit 2.1. The Merger Agreement and the transactions contemplated thereby were unanimously approved by Rafael’s and Cyclo’s boards of directors (the “Boards”). The Merger Agreement also requires approval of Cyclo’s stockholders and the issuance of Rafael’s Class B Common Stock, $0.01 par value per share (“Rafael Class B Common Stock”) in the Business Combination (as defined below) requires approval by Rafael’s stockholders. Upon such approvals and satisfaction or waiver of all other conditions set forth in the Merger Agreement and the effectiveness of a registration statement on Form S-4 to register the shares of Rafael Class B Common Stock of Rafael to be issued in the Business Combination based on an exchange ratio (an illustration of which is set forth as Schedule 5 to the Merger Agreement) valuing Cyclo shares at $.95 per share and Rafael at its cash value combined with the value of its marketable securities and certain other investments less current liabilities (of Parent on an unconsolidated basis), the Business Combination will be consummated. The foregoing and following description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

The Business Combination

The Merger Agreement provides for, among other things, that at the First Effective Time, First Merger Sub will merge with and into Cyclo (the “First Merger”), First Merger Sub will cease to exist, and Cyclo will become a wholly-owned subsidiary of Rafael. Immediately following the First Merger, Cyclo will merge with and into Second Merger Sub, with Second Merger Sub being the Surviving Entity of the subsequent merger (the “Second Merger” and together with the First Merger, the “Business Combination”).

The directors and officers of the First Step Surviving Corporation immediately after the Effective Time and the managers and officers of the Surviving Entity immediately after the Second Merger Effective Time, shall be the respective individuals listed in a schedule to the Merger Agreement (as may be amended from time to time), each to hold office in accordance with the applicable governing documents and applicable law, until such director’s, officer’s or manager’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Effect of the Business Combination on Existing Rafael’ Equity

Other than issuance of shares of Rafael Class B Common Stock and options and warrants to purchase shares of Rafael Class B Common Stock as described below, the Business Combination will have no impact on the outstanding capital stock of Rafael, and each share of Rafael Class A Common Stock or Rafael Class B Common Stock that is issued and outstanding as of immediately prior to the Second Effective Time, will continue to remain outstanding.

Consideration to Cyclo Equity Holders in the Business Combination

All compensatory options to purchase Cyclo common stock shall automatically vest in full and be converted into an option to acquire, on substantially similar terms and conditions, a number of shares of Rafael Class B Common Stock (rounded down to the nearest whole share), at an adjusted exercise price per share based upon the Exchange Ratio (rounded up to the nearest whole cent).

Unless otherwise provided for in outstanding warrant agreements, all outstanding warrants to purchase Cyclo common stock (other than those held by Rafael which will be cancelled) will automatically be converted into warrants to purchase a number of shares of Rafael Class B Common Stock, at an adjusted exercise price per share based upon the Exchange Ratio. Certain Cyclo warrants have the right to elect to receive cash payment in lieu of receiving warrants to purchase Rafael Class B Common Stock.

For U.S. federal income tax purposes, the Business Combination is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended.

No fractional shares of Rafael Class B Common Stock will be issued in connection with the Business Combination, and holders of Cyclo common stock who would otherwise be entitled to receive a fraction of a share of Rafael Class B Common Stock, shall, in lieu of any such fractional shares to which they would otherwise be entitled, receive the number of shares of Rafael Class B Common Stock to which such holder of Cyclo common stock would be entitled to receive aggregated and rounded up to the nearest whole share.

Cyclo Securities held by Rafael

Cyclo’s common stock and warrants held by Rafael will be cancelled and retired and shall cease to exist upon consummation of the Business Combination.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type.

Under the Merger Agreement, (a) Cyclo has agreed, among other things, (i) to conduct its business in the ordinary course, and not to take certain actions without the consent of Rafael, (ii) not to solicit or engage in discussions regarding any alternative acquisition proposal or other transaction similar to the Business Combination, (iii) seek approval of its stockholders to the Business Combination, and (iv) use reasonable best efforts to cause all conditions to the Business Combination to be satisfied and to consummate the Business Combination, and (b) Rafael has agreed (i) not to take certain actions without the consent of Cyclo, (ii) use reasonable efforts to cause the shares of Rafael Class B Common Stock to be issued in the Business Combination to be listed on the New York Stock Exchange, (iii) create, register with the Securities and Exchange Commission (“SEC”) and list on the New York Stock Exchange a class of warrants to be issued to certain holders of publicly-traded warrants to purchase Cyclo common stock, (iv) increase the number of shares available for grant under its equity plan to cover options to be issued to holders of Cyclo Options, (v) seek approval of its stockholders to the issuance of the shares of the Rafael Class B Common Stock in the Business Combination, and (vi) use reasonable best efforts to cause all conditions to the Business Combination to be satisfied and to consummate the Business Combination.

Rafael has also agreed, so long as Cyclo is not in active discussions regarding an acquisition proposal, to fund Cyclo through the earlier of the consummation of the Business Combination or termination of the Merger Agreement in such amounts as may be necessary for Cyclo to operate its business and pay its debts and obligations as they become due, provided that Cyclo is being operated in a manner consistent with the terms of the Merger Agreement and the financial forecast previously shared with Rafael. Following the closing, Rafael intends to fund Cyclo’s TransportNPC™ clinical trial to its 48-week interim analysis. In addition, in connection with the closing of the Business Combination, Rafael has agreed to appoint Markus W. Sieger, a current independent member of Cyclo’s board of directors, to the Rafael board.

Within forty (40) Business Days following the date of the Merger Agreement (to the extent practicable), Rafael and Cyclo will jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus in preliminary form and Rafael will prepare (with the cooperation of the Cyclo) and file with the SEC a registration statement on Form S-4, in which the Joint Proxy Statement/Prospectus will be included as a prospectus and which will register Rafael Class B Common Stock to be issued to Cyclo stockholders, the Rafael Public Warrants and the shares of Class B Common Stock underlying such Rafael Public Warrants.

Lock-Up Agreements

The Merger Agreement provides that Cyclo’s directors and their affiliates that will receive shares of Rafael Class B Common Stock pursuant to the Merger Agreement or upon exercise of Rafael options received upon conversion of Cyclo options in the Business Combination have each agreed to enter into a lock-up agreement, in substantially the form attached hereto as Exhibit 10.1, which contains certain restrictions on transfer of such shares of Rafael Class B Common Stock for a period of the earlier of (a) six (6) months following closing of the Business Combination or (b) the date on which Rafael completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Rafael’s stockholders having the right to exchange their Rafael Class B Common Stock for cash, securities or other property. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement.

Voting Agreements

In connection with the entry into the Merger Agreement, Rafael and certain other holders of Cyclo common stock will enter into Voting Agreements in substantially the form attached hereto as Exhibit 10.2 pursuant to which those holders will agree to vote in favor of the Merger Agreement and the consummation of the Business Combination at any meeting of Cyclo’s stockholders and take other actions in furtherance of the consummation of the Business Combination until the earlier of (i) the First Effective Time and (ii) the termination of the Merger Agreement. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement.

Support Agreement

In connection with the entry into the Merger Agreement, Howard Jonas will enter into a Support Agreement with Rafael and Cyclo in substantially the form attached hereto as Exhibit 10.3, which Support Agreement will include an agreement from Mr. Jonas to vote all shares of Rafael capital stock over which he exercises voting control to approve the issuance of the Rafael Class B Common Stock to the stockholders of Cyclo as contemplated by the Merger Agreement. The foregoing description of the form of Support Agreement is qualified in its entirety by reference to the full text of the form of Support Agreement.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to closing of the Business Combination, including, but not limited to, (i) by the mutual written consent of Rafael and Cyclo, (ii) by Rafael, subject to certain exceptions, if any of the representations or warranties of Cyclo are not true and correct or if Cyclo fails to perform any of its covenants or agreements under the Merger Agreement (iii) by Cyclo, subject to certain exceptions, if any of the representations or warranties made by Rafael are not true and correct or if Rafael fails to perform any of its covenants or agreements under the Merger Agreement; (iv) by either Rafael or Cyclo, if the Business Combination has not been consummated on or prior to November 30, 2024; provided, however, that, in the event that the SEC has not declared effective under the Securities Act of 1933, as amended (the “Securities Act”) the Form S-4 by the date which is 45 calendar days prior to the End Date, then the End Date shall automatically be extended to December 31, 2024 (the “End Date”), unless the breach of any covenants or obligations under the Merger Agreement by the party seeking to terminate was the principal cause of the failure to consummate the transactions contemplated by the Merger Agreement; (v) by either Rafael or Cyclo, if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order or other action has become final and non-appealable; (vi) by either Rafael or Cyclo, if the required approvals by the stockholders of Rafael and Cyclo have not been obtained; and(vii) by Rafael, if Cyclo’s Board (or a committee thereof) makes a Cyclo Adverse Change Recommendation.

The Business Combination is expected to close in the fourth calendar quarter of 2024, following the receipt of the required approvals by Rafael and Cyclo stockholders and the fulfillment of other customary closing conditions.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Rafael does not believe that these schedules contain information that is material to an investment decision.

Second Amended and Restated Note Purchase Agreement

On August 21, 2024, Rafael entered into a Second Amended and Restated Note Purchase Agreement with Cyclo, pursuant to which Cyclo issued and sold a convertible promissory note in the principal amount of $3,000,000.00. The principal amount of the convertible note is convertible into shares of Cyclo’s common stock at the option of Rafael (provided, however, that Rafael may not elect to convert the convertible note (or prior convertible notes issued by Cyclo to Rafael in connection with previous loans if, following such conversion, Rafael will beneficially own more than 49.9% of the Cyclo’s common stock); and automatically on certain other events.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained under the heading “Second Amended and Restated Note Purchase Agreement” in Item 1.01 above is hereby incorporated by reference into this Item 2.03.

Item 7.01 Regulation FD Disclosure.

On August 22, 2024, Cyclo and Rafael issued a joint press release announcing the execution of the Merger Agreement. The joint press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

The information in Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1) shall not be deemed to be “filed” for purposes of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, Rafael intends to file with the SEC the Form S-4, (the “Registration Statement”), which will include a joint preliminary proxy statement and a preliminary prospectus and a joint definitive proxy statement and prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Rafael Class A Common Stock and Rafael Class B Common Stock in connection with Rafael’ and Cyclo’s solicitation of proxies for the vote by Rafael’ and Cyclo’s stockholders with respect to the Business Combination, the issuance of the Rafael Class B Common Stock, and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Rafael to be issued in the Business Combination. Rafael’ and Cyclo’s stockholders and other interested persons are advised to read, when available, the joint preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Merger Agreement and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Rafael and Cyclo as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Cyclo stockholders will also be able to obtain copies of the joint preliminary proxy statement/prospectus, the joint definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Rafael Holdings, Inc., 520 Broad Street, Newark, New Jersey 07102, Attention: David Polinsky, or to david.polinsky@rafaelholdings.com.

Participants in the Solicitation

Rafael and its directors and executive officers may be deemed participants in the solicitation of proxies from Rafael’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Rafael, Cyclo and the Business Combination will be contained in the Registration Statement for the Business Combination, when available, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Rafael Holdings, Inc., 520 Broad Street, Newark, New Jersey 07102, Attention: David Polinsky, or to david.polinsky@rafaelholdings.com. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Rafael’ and Cyclo’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Rafael’ and Cyclo’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Rafael’ and Cyclo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of the parties to meet the closing conditions in the Merger Agreement, including due to failure to obtain the required approvals of the stockholders of Rafael and Cyclo or failure to satisfy other conditions to closing in the Merger Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Rafael or Cyclo following the announcement of the Merger Agreement and the transactions contemplated thereby, that could give rise to the termination of the Merger Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain the listing of shares to be issued in the Business Combination on the New York Stock Exchange; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) success of clinical trials by Cyclo and entities controlled by Rafael; (9) competition; (10) protection of intellectual property; (11) protection of information and information technology; and (12) the real estate market and prices for Rafael’ properties.

Rafael cautions that the foregoing list of factors is not exclusive. Rafael cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Rafael does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of August 21, 2024, by and among Rafael, Cyclo, First Merger Sub and Second Merger Sub
10.1	Form of Lock-Up Agreement
10.2	Form of Voting Agreement
10.3	Form of Support Agreement
99.1	Joint Press Release, dated August 22, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The schedules and exhibits to this document have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request. Rafael may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAFAEL HOLDINGS, INC.

By:	/s/ William Conkling
	Name:	William Conkling
	Title:	Chief Executive Officer

Dated: August 22, 2024

EXHIBIT INDEX

Exhibit No.	Document
2.1	Agreement and Plan of Merger, dated as of August 21, 2024, by and among Rafael, Cyclo, First Merger Sub and Second Merger Sub
10.1	Form of Lock-Up Agreement
10.2	Form of Voting Agreement
10.3	Form of Support Agreement
99.1	Joint Press Release, dated August 22, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)